Exhibit 5.1

Vedder Price 222 North LaSalle Street Chicago, Illinois 60601	T: +1 312 609 7500 F: +1 312 609 5005 vedder.com

October 23, 2026

The Board of Directors
MFB Bancorp, Inc.
2212 West Cermak Road
Chicago, Illinois 60608

Re:	MFB Bancorp, Inc.
Common Stock, Par Value $0.01 Per Share

Dear Ladies and Gentlemen:

You have requested the opinion of this firm as to certain matters in connection with the offer and sale of the shares of common stock, par value $0.01 per share (“Common Stock”), of MFB Bancorp, Inc. (the “Company”). We have reviewed originals, or copies, certified or otherwise identified to our satisfaction, of the Company’s Certificate of Incorporation, Bylaws, Registration Statement on Form S-1, as amended (File No. 333-298928) (the “Form S-1”), the Plan of Conversion and Reorganization of Mutual Federal Bancorp, MHC (the “Plan”), and resolutions of the Board of Directors of the Company, as well as applicable statutes and regulations governing the Company, the Plan and the offer and sale of the Common Stock, and such other corporate records, resolutions, and documents, and matters of law, as we deemed necessary or appropriate to examine for the purposes of this opinion. We have assumed the authenticity, accuracy and completeness of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies and the genuineness of all signatures.

Based on the foregoing, we are of the opinion that upon the declaration of effectiveness of the Form S-1, the Common Stock, when issued and sold in accordance with the terms of the Plan, will be duly authorized, validly issued, fully paid and non-assessable.

The opinion expressed herein is based on the facts in existence and the laws in effect on the date hereof and is limited to federal laws and regulations of the United States and the General Corporation Law of the State of Delaware as currently in effect. The opinion expressed herein is a matter of professional judgment and is not a guarantee of result.

We hereby consent to the filing of this opinion as an exhibit to the Form S-1 and to references to our firm therein. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder. This opinion speaks only as of its date, and we undertake no (and hereby disclaim any) obligation to update this opinion.

Very truly yours,

/s/ Vedder Price P.C.

Vedder Price P.C.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

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